Mail Stop 3561

February 10, 2009

Jeffrey S. Lorberbaum
Chairman, President, and Chief Executive Officer
Mohawk Industries, Inc.
P.O. Box 12069
160 S. Industrial Blvd.
Calhoun, GA 30701

>   **Re: Mohawk Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 7, 2008**
>   **File No. 001-13697**

Dear Mr. Lorberbaum:

>   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director

cc: R. David Patton, Esq.
    Via facsimile (404) 881-7777